EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended July 31, 2015 and August 1, 2014

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 31,	August 1,	July 31,	August 1,
	2015	2014	2015	2014
Net Sales	$496,217	$506,309	$1,442,641	$1,503,110
Gross Margin	169,796	177,087	478,797	527,047

Net Earnings from Continuing Operations Attributable to Esterline, Net of Tax	30,190	39,837	76,880	114,375
Loss from Discontinued Operations Attributable to Esterline, Net of Tax	(1,693)	(929)	(20,254)	(8,485)
Net Earnings Attributable to Esterline	$28,497	$38,908	$56,626	$105,890

Basic

Weighted Average Number of Shares Outstanding	30,397	31,995	31,003	31,818

Earnings (Loss) Per Share Attributable to Esterline - Basic:
Continuing Operations	$1.00	$1.25	$2.48	$3.60
Discontinued Operations	(0.06)	(0.03)	(0.65)	(0.27)
Earnings (Loss) Per Share Attributable to Esterline - Basic	$0.94	$1.22	$1.83	$3.33

Diluted

Weighted Average Number of Shares Outstanding	30,397	31,995	31,003	31,818
Net Shares Assumed to be Issued for Stock Options and RSUs	517	596	528	609
Weighted Average Number of Shares and Equivalent Shares Outstanding - Diluted	30,914	32,591	31,531	32,427

Earnings (Loss) Per Share Attributable to Esterline - Diluted:
Continuing Operations	$0.97	$1.22	$2.44	$3.53
Discontinued Operations	(0.05)	(0.03)	(0.64)	(0.26)
Earnings (Loss) Per Share Attributable to Esterline - Diluted	$0.92	$1.19	$1.80	$3.27